Exhibit 99.1

Sibanye Stillwater Limited

Incorporated in the Republic of South Africa

Registration number 2014/243852/06

Share codes: SSW (JSE) and SBSW (NYSE)

ISIN – ZAE000259701

Issuer code: SSW

(“Sibanye-Stillwater”)

Website: www.sibanyestillwater.com

Dealings in securities by a Director, Associate to a Director and Prescribed Officer

Johannesburg, 2 March 2023: Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:

Name	TV Maphai
Position	Chairman and Independent Non-Executive Director
Company	Sibanye-Stillwater Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market purchase of shares
Transaction Date	1 March 2023
Number of shares	7 411
Class of Security	Ordinary shares
Market price	R37.30
Total Value	R276 430.30

Name	Matlhalerweng Holdings
Position	Associate to the Chairman and Independent Non-Executive Director
Company	Sibanye-Stillwater Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market purchase of shares
Transaction Date	1 March 2023
Number of shares	2 500
Class of Security	Ordinary shares
Market price	R37.30
Total Value	R93 250.00

Name	CE Carter
Position	Chief Regional Officer Americas
Company	Sibanye-Stillwater Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market purchase of ADRs
Transaction Date	28 February 2023
Number of ADRs	31 000
Class of Security	ADRs
Market Price	US$8.081774
Total Value	US$250 534.99

Nature of transaction	On market purchase of ADRs
Transaction Date	1 March 2023
Number of ADRs	4 000
Class of Security	ADRs
Market Price	US$8.1757
Total Value	US$32 702.80

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Investor relations contact:

Email: ir@sibanyestillwater.com

James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs

Tel: +27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Website: www.sibanyestillwater.com